

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

September 22, 2009

Mr. Stephen Pearce
Chief Financial Officer
Golden Goliath Resources Ltd.
675 West Hastings Street #711
Vancouver, British Columbia
Canada V6B 1N2

      **Re: Golden Goliath Resources Ltd.
            Form 20-F/A for Fiscal Year Ended August 31, 2008
            Filed July 22, 2009
            File No. 000-31204**

Dear Mr. Pearce:

      We issued comments to you on the above captioned filing on August 6, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 6, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by October 6, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Joanna Lam at (202) 551-3476 if you have any questions.

                                  Sincerely,

                                    Brad Skinner
                                    Senior Assistant Chief
                                    Accountant